UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39258

BTC Digital Ltd.

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On July 21, 2025, BTC Digital Ltd. (the “Company”) issued a press release announcing that its previously announced extraordinary general meeting (the “Meeting”), originally scheduled for Monday, July 21, 2025, at 9:30 a.m. Eastern Time, has been adjourned to Monday, August 4, 2025, at 9:30 a.m. Eastern Time. There is no change to the physical location, the record date, the purpose, or any of the proposals to be acted upon at the Meeting. The Meeting was adjourned because a quorum of the holders of the Company’s ordinary shares, par value $0.06 per share, was not present in person or by proxy to transact business at the Meeting.

In the press release, the Company and its Board of Directors urged shareholders to vote their shares FOR the extremely important proposals identified in the Company’s proxy statement for the Meeting, emphasizing the importance of having such votes tabulated in advance of the adjourned Meeting.

A copy of the press release is filed as Exhibit 99.1 to this report and is incorporated herein by reference. The press release is qualified in its entirety by reference to the full text of such exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTC Digital Ltd.

Date: July 21, 2025	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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